

March 7, 2012

Via US Postal Service
Jack Jie Qin
Chief Executive Officer
EFT Holdings, Inc.
17800 Castleton St., Suite 300
City of Industry, CA 91748

     Re: EFT Holdings, Inc.
               Item 4.02 Form 8-K
               Filed February 16, 2012
               File No. 000-53730

Dear Mr. Qin:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Jennifer Thompson

               Jennifer Thompson
               Accounting Branch Chief